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Exhibit (a)(1)(H)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated February 22, 2017, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, "blue sky" or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Class A Common Stock

of

CYNOSURE, INC.

a Delaware corporation
at
$66.00 NET PER SHARE
Pursuant to the Offer to Purchase dated February 22, 2017
by
MINUTEMAN MERGER SUB, INC.
a wholly owned direct subsidiary of
HOLOGIC, INC.

        Minuteman Merger Sub, Inc., a Delaware corporation (which we refer to as "Purchaser") and a wholly owned direct subsidiary of Hologic, Inc., a Delaware corporation (which we refer to as "Parent"), is offering to purchase for cash all of the outstanding shares of Class A Common Stock, par value $0.001 per share (the "Shares"), of Cynosure, Inc., a Delaware corporation (which we refer to as "Cynosure"), at a purchase price of $66.00 per Share (the "Offer Price"), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 22, 2017 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the "Offer").

        Stockholders of record who tender directly to American Stock Transfer & Trust Company, LLC (the "Depositary") will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, 12:00 MIDNIGHT, EASTERN TIME, ON MARCH 21, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 14, 2017 (as it may be amended from time to time, the "Merger Agreement"), by and among Parent, Purchaser and Cynosure. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Cynosure (the "Merger") as soon as practicable without a meeting of the stockholders of Cynosure in accordance with Section 251(h) of the General Corporation Law of the State of Delaware ("DGCL"), with Cynosure continuing as the surviving corporation (which we refer to as the "Surviving Corporation") in the Merger and thereby becoming a wholly owned direct subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Cynosure or by Parent, Purchaser or any of Parent's other subsidiaries, which Shares will be canceled and will cease to exist, (ii) by any subsidiary of Cynosure, which Shares will be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages, or (iii) by any stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive the Offer Price or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Cynosure will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase.

        The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the "Termination Condition") and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the Regulatory Condition (as described below) and (iii) the Governmental Entity Condition (as described below). The "Minimum Condition" requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, 12:00 midnight, Eastern time, on March 21, 2017 (the "Expiration Date," unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent and its subsidiaries, equals one Share more than one half of all Shares then outstanding. The "Regulatory Condition" requires that any applicable waiting period and any approvals or clearances applicable to the Offer or the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, and the German Act Against Restraints of Competition of 1958, as amended, shall have expired or otherwise been terminated or obtained, as applicable. The "Governmental Entity Condition" requires that there be no order, executive order, temporary restraining order, stay, decree, judgment or injunction or statute, rule or regulation enacted, issued, promulgated, enforced or entered by any governmental entity, which has the effect of prohibiting the consummation of the Offer or making the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in the Offer to Purchase.

        The board of directors of Cynosure, among other things, has unanimously (i) approved and authorized the Merger Agreement and the consummation of the Offer, the Merger and each of the other transactions contemplated thereby, (ii) declared that entering into and the terms of the Merger Agreement, and consummating the transactions contemplated thereby, are advisable, fair to and in the best interests of Cynosure and its stockholders, (iii) recommended that the stockholders of Cynosure accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iv) resolved that the execution, delivery or performance of the Merger Agreement and the consummation of the Merger and the transactions contemplated thereby not be subject to any state takeover law or similar law that might otherwise apply to such execution, delivery, performance or consummation (other than Section 203 of the DGCL), and (v) subject to the accuracy of certain representations and warranties of Parent and Purchaser, approved Parent, Purchaser and their respective affiliates and the Merger Agreement and the transactions contemplated thereby in order to render the restrictions on business combinations set forth in Section 203 of the DGCL to be inapplicable to Parent, Purchaser and their respective affiliates and the Merger Agreement and the transactions contemplated thereby.

        Parent and Purchaser expressly reserve the right to waive, in whole or in part, any Offer condition or modify the terms of the Offer. However, without the consent of Cynosure, Parent and Purchaser are not permitted to (i) change the form of consideration payable in the Offer, decrease the Offer Price, increase the Offer Price in an increment of less than $0.25 per share, or change the Offer so that it is for fewer than all of Cynosure's outstanding Shares, (ii) except as permitted or required by the Merger Agreement, terminate the Offer or accelerate, extend or otherwise change expiration of the Offer, (iii) provide any "subsequent offering period" (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iv) waive, change or amend the Minimum Condition or the Termination Condition, (v) amend, modify or supplement any of the Offer conditions in a manner that is adverse to the holders of the Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent and Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (vi) amend, modify or supplement any of the terms of the Offer (other than the Offer conditions) in a manner that is adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair the ability of Parent and Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (vii) impose any condition to the Offer other than the Offer conditions.

        Purchaser is required to extend the Offer beyond its scheduled expiration (i) as required by applicable law, (ii) in connection with an increase in the consideration to be paid pursuant to the Offer if and only to the extent required to comply with applicable rules and regulations of the Securities and Exchange Commission (the "SEC") and (iii) if any conditions to the Offer have not been satisfied or waived, for one or more periods specified by Purchaser of not more than ten (10) business days each (or such longer period as Parent, Purchaser and Cynosure may agree) in order to permit the satisfaction of such conditions (without limiting Parent's and Purchaser's right to terminate the Merger Agreement in accordance with its terms). Notwithstanding the foregoing, Purchaser is not required, or permitted without Cynosure's consent, to extend the Offer beyond August 14, 2017.

        Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

        Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

        On the terms of and subject to the Offer conditions, promptly after the Expiration Date of the Offer, Purchaser will accept for payment, and pay for, all Shares validly tendered to Purchaser in the Offer and not validly withdrawn prior to the expiration of the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser's behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Parent or Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

        No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares (the "Share Certificates") or confirmation of a book-entry transfer of such Shares (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

        Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, 12:00 midnight, Eastern time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after April 23, 2017, which is the 60th day after the date of the commencement of the Offer.

        For a withdrawal to be proper and effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

        Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

        Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser's determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such determination in a court of competent jurisdiction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        Cynosure has provided Purchaser with Cynosure's stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Cynosure's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders (as defined in the Offer to Purchase) for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the U.S. federal income tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

        The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

        Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser's expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
Stockholders and All Others Call Toll-Free: (877) 361-7972
Email: cyno@dfking.com

February 22, 2017

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  Exhibit (a)(1)(H)